Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years
	Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands, except ratios)
Earnings:
Income before income taxes and minority interest	$33,293	$41,292	$26,885	$16,693	$31,560
Fixed charges	31,276	28,197	22,583	21,436	20,869
Earnings	$64,569	$69,489	$49,468	$38,129	$52,429
Fixed charges:
Interest expense	$20,798	$16,268	$10,206	$7,640	$7,035
Interest element of rentals	10,478	11,929	12,377	13,796	13,834
Fixed charges	$31,276	$28,197	$22,583	$21,436	$20,869

Ratio of earnings to fixed charges	2.06	2.46	2.19	1.78	2.51